Exhibit 99.1
Conformed Copy
June 14, 2006
THE FUTURE DIRECTION OF VIMPELCOM IS AT STAKE AT THE AGM
DO NOT BE MISLED BY ALFA / ALTIMO
VOTE THE BLUE PROXY AS SOON AS POSSIBLE
ADP MUST RECEIVE INSTRUCTIONS FROM YOUR CUSTODIAN BY 10 AM
(NEW YORK CITY TIME) ON MONDAY JUNE 19
Dear Fellow VimpelCom Shareholders:
We regret that it is necessary to write to you again. Alfa, however, has resorted to a variety of unfounded, untrue claims in its June 8th shareholder letter in order to mislead you into voting for their slate.
We cannot let these false claims go unchallenged, and urge your close consideration of the following:
A Functioning, Objective Board is the Issue, NOT Management
We believe VimpelCom’s real problem is the lack of a balanced, objective and functioning Board of Directors, not the company’s management.
We appreciate VimpelCom CEO Alexander Izosimov’s contributions to the company’s development, even though, at times, we have had our differences of opinion. We also recognize Mr. Izosimov’s recent positive contributions to trying to forge an agreement among shareholders concerning the VimpelCom-Kyivstar transaction.
But, as we said, the issue confronting shareholders at the AGM is the VimpelCom Board of Directors, not Mr. Izosimov.
In fact, many of the accomplishments claimed in Altimo’s June 8th letter were achieved under Jo Lunder’s and Alexander Izosimov’s stewardship of VimpelCom from 2003 to 2005. When Jo Lunder was Chairman and Alexander Izosimov CEO:
•	VimpelCom won the Best Corporate Governance Award from IR Magazine in 2004. In the past year — since Alfa has increased its influence on the Board — VimpelCom’s corporate governance rating has fallen. Standard & Poor’s recently lowered VimpelCom’s corporate governance rating and placed VimpelCom on CorporateGovernanceWatch.
•	From 2003-2005, under the Lunder-Izosimov leadership team, VimpelCom’s ADR price rose 64.9 percent. In the past year, VimpelCom’s ADR price increased by 26.8 percent.

•	With Jo Lunder as Chairman, VimpelCom’s Board functioned properly and fairly, with few conflicts. It has only been in the past year that there has been a serious breakdown in objectivity and effectiveness of the Board of Directors.
The Lunder/Izosimov leadership team created value for all shareholders while respecting good corporate governance practices at VimpelCom.
Alfa’s Conflicts of Interest
Ironically, Alfa/Altimo claims that Telenor has conflicts of interest. Yet it is Telenor that is prepared to combine our two primary assets in the region — VimpelCom and Kyivstar. If completed, that combination would make VimpelCom our sole vehicle for expansion in the CIS.
In contrast, Alfa/Altimo has interests in numerous companies competing for dwindling market shares in both Russia and Ukraine. In Ukraine, Altimo has interests in Kyivstar, URS and Turkcell (which controls the No. 3 Ukrainian mobile operator, Astelit) — all competing for the same subscriber base. In Russia, Alfa/Altimo competes head-to-head with VimpelCom through Altimo’s 25% interest in MegaFon, the No. 3 Russian mobile operator.
Ending Alfa’s Disruptive and Costly Attacks
The majority of VimpelCom shareholders are troubled by Alfa’s continuing disruptive and costly attacks on our interests in VimpelCom and Kyivstar. These attacks are a major distraction for management, and have significantly complicated the sale of Kyivstar to VimpelCom.
The proposed VimpelCom-Kyivstar transaction, which Telenor supported, would give VimpelCom shareholders immediate access to the lucrative Ukrainian market and end Alfa’s continuous attacks through a commonly used market-based separation agreement. If Alfa accepts the market-based separation agreement, Telenor is prepared to give up its majority interest in Kyivstar.
For the market-based separation agreement to be effective and fair to all shareholders, there should be no conditions on how and when it is triggered. Unfortunately, Alfa/Altimo refuses to consider the separation mechanism unless a complex set of conditions are tied to its triggering, including that a third party validate that certain conditions have been met. This would render the separation agreement ineffective and susceptible to manipulation by Alfa through legal proceedings.
It is Alfa/Altimo that abruptly terminated discussions of the proposed VimpelCom-Kyivstar transaction, to the detriment of all shareholders. Telenor and VimpelCom management continue to support the proposal and have left the door open for a continuation of negotiations.
Please Vote the BLUE Proxy Card
The election of Jo Lunder and Larry Zielke is the best chance for restoring transparency, financial controls and corporate governance in VimpelCom, which in turn should ensure continued value creation for all shareholders. The public shareholders will determine whether these directors are elected. We urge you to vote for:
•	Jo Lunder. Jo was VimpelCom’s CEO for three years, during which time he turned the company around. He was also the Chairman for two years — a period when the Board operated fairly and efficiently and was committed to good corporate governance. His voting record on the Board proves his independence — he has never favored either Telenor or Alfa in his decisions.

•	Larry Zielke. Larry is a US-qualified lawyer with extensive experience in Russia and other emerging markets. His expertise in corporate governance and complex shareholder situations is a critical skill for VimpelCom’s Board. Larry Zielke will be an independent voice for all shareholders of VimpelCom. He has no economic or other ties to Telenor.
A past track record is the best predictor of the future. The Lunder/Izosimov leadership team delivered the greatest growth and profitability for VimpelCom, with good adherence to transparency, corporate governance and financial control. That is what we are seeking to restore.
Please vote the Blue Proxy Card. It will ensure that your votes are cumulated in the optimal manner to result in the election of Jo Lunder and Larry Zielke. Only if both nominees are elected can Mr. Lunder be returned to the post of Chairman of VimpelCom’s Board.
Sincerely,
/s/ Jan Edvard Thygesen
Jan Edvard Thygesen
Executive Vice President and
Head of Eastern and Central Europe

If you have any questions, or need assistance in voting your shares, please call Innisfree M&A Incorporated.

From the U.S. or Canada: 877 825 8971 (toll free)
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From other locations, please call collect:
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Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). In this letter, such forward looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”) or election of certain members of its Board of Directors or the Chairman of VimpelCom’s Board of Directors, (3) the consequences of certain proposed transactions involving VimpelCom and/or Closed Joint Stock Company “Kyivstar G.S.M.”, (4) statements relating to VimpelCom’s future business development, economic performance and/or management and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).

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